UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Cidade de Deus, Osasco, SP, March 9, 2012

To

Securities and Exchange Commission

Office of International Corporate Finance

Division of Corporate Finance

Washington, DC

Dear shareholders,

Banco Bradesco S.A. informs its shareholders, clients and the market in general that all the matters examined at the Special and Annual Shareholders’ Meeting held cumulatively on this date, at 10 a.m., were approved as follows:

At the Special Shareholders’ Meeting:

-       the Board of Directors’ proposal to partially amend the Bylaws, as follows: to include a Sole Paragraph into Article 1; Paragraphs One and Two into Article 7; in the “caput” of Article 8; in the letter “n” of Article 9; in the “caput” and Paragraph One of Article 12; in the “caput” of Articles 22, 24 and 26; in the Article 23, taking into account the inclusion of 3 new Paragraphs; and in the “caput” and Sole Paragraph of Article 25.

At the Annual Shareholders’ Meeting:

1.    the Financial Statements related to the fiscal year ended on December 31, 2011, after they have acknowledged the Management and Independent Auditors’ Reports, the Fiscal Council’s Opinion, and the Summary of the Audit Committee’s Report;

2.    the Board of Directors’ proposal to:

b)   allocate the net income of the fiscal year ended on December 31, 2011, in the amount of R$11,028,265,346.53, as follows: R$551,413,267.32 to the “Profit Reserves – Legal Reserve”; R$6,736,517,276.32 to the “Profit Reserves – Statutory  Reserve”; and R$3,740,334,802.89 for the payment of interest on shareholders’ equity and dividends, already paid;

c)    ratification of the mentioned amount of interest on shareholders’ equity and dividends paid in advance, taking into account that a payment of interest on shareholders’ equity /dividends related to the year 2011 was not proposed to the Shareholders’ Meeting;

3.    the Parent Companies’ proposal to:

a)    the reelection of the Board of Directors’ Members, Messrs. Lázaro de Mello Brandão, Antônio Bornia, Mário da Silveira Teixeira Júnior, João Aguiar Alvarez, Ms. Denise Aguiar Alvarez, and Messrs. Luiz Carlos Trabuco Cappi, Carlos Alberto Rodrigues Guilherme, Milton Matsumoto and Ricardo Espírito Santo Silva Salgado;

b)   the reelection of the Fiscal Council’s members, Messrs. Nelson Lopes de Oliveira, Ricardo Abecassis Espírito Santo Silva and Domingos Aparecido Maia – Sitting Members; Jorge Tadeu Pinto de Figueiredo, Renaud Roberto Teixeira and João Batistela Biazon - Deputy Members;

4.    the Board of Directors’ proposals for the Management’s fixed compensation for the year 2012,  at the amount of up to R$250,000,000.00, the amount of up to R$250,000,000.00 to support the Management’s Open Complementary Pension Plans; and the individual monthly compensation at the amount of R$12,000.00 to the Fiscal Council’s Sitting Members.

According to the resolution taken at its own meeting, held on this date, the Board of Directors of the Bank, right after the Annual Shareholders’ Meeting that elected it, has chosen as Chairman Mr. Lázaro de Mello Brandão and as Vice Chairman Mr. Antônio Bornia.

Cordially,

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 12, 2012

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.